

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2026

Jim Volk
Chief Financial Officer
SHENANDOAH TELECOMMUNICATIONS CO/VA/
500 Shentel Way
Edinburg, VA 22824

> **Re: SHENANDOAH TELECOMMUNICATIONS CO/VA/**
> **Registration Statement on Form S-3**
> **Filed February 26, 2026**
> **File No. 333-293774**

Dear Jim Volk:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology